THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

22nd April, 2003

82-3708



Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

Dear Sirs,

Sub.:- Unaudited Financial Results for the quarter ended on 31st March, 2003.

We hereby inform you that we shall be publishing audited financial results within 3 months from the end of last quarter of financial year ended on 31st March, 2003 of the Company. Please therefore, note that we shall not publish or issue to the Stock Exchange the unaudited financial results of the company for the quarter ended on 31st March, 2003.

Thanking you,

Yours faithfully,

Asst. Company Secretary